MEDIA RELEASE - JULY 21, 2005

DYNAMIC OIL & GAS, INC. ANNOUNCES A PLAN OF ARRANGEMENT
WITH SEQUOIA OIL & GAS TRUST

CALGARY, July 21/ 2005 / CNW / - Dynamic Oil & Gas, Inc. (“Dynamic”) (TSX: DOL; NASDAQ: DYOLF) is pleased to announce that it has entered into agreements whereby Sequoia Oil & Gas Trust ("Sequoia") (TSX: SQE.UN) will acquire all of Dynamic’s Alberta oil and natural gas assets, and whereby Dynamic will reorganize all of its British Columbia and Saskatchewan oil and natural gas assets into a new exploration company (the “Transaction”). The Transaction will be completed by way of Plan of Arrangement (the “Plan”).

Under the Plan, Dynamic will establish Shellbridge Oil & Gas, Inc., as a new exploration-focused, Canadian publicly-traded subsidiary, (“Shellbridge”) and will transfer into Shellbridge effective May 1, 2005, all of the benefits and obligations of Dynamic’s producing assets and undeveloped land located in the provinces of British Columbia and Saskatchewan. Dynamic will retain all of its Alberta properties. Sequoia will purchase all of the outstanding shares of common stock of Dynamic for a cash payment to Dynamic’s shareholders of C$72.9 million less approximately C$28.9 million in certain benefits, liabilities and obligations that are being assumed by Sequoia. As a result of the Plan, each Dynamic shareholder of record at closing, will receive C$1.71 in cash and one share of Shellbridge for each share they hold of Dynamic common stock. Shellbridge will be managed by Dynamic’s current management team and Board of Directors.

Consummation of the Plan is subject to certain closing conditions including, without limitation, Dynamic shareholder approval, judicial determination of fairness, regulatory approval and the conditional listing of Shellbridge shares for trading on the Toronto Stock Exchange (TSX) or the TSX Venture Exchange.

Wayne Babcock, President and CEO of Dynamic, added "This transaction represents an excellent opportunity to realize value for Dynamic shareholders. In addition to receiving a cash payment, Dynamic shareholders will receive shares in a new, focused junior oil and natural gas producer with a balanced portfolio that includes a blend of heavy oil development in Saskatchewan and exploration upside potential for new natural gas discoveries in British Columbia."

The Plan has the unanimous support of the boards of directors of both Dynamic and Sequoia. The Plan includes a break fee of C$2.16 million payable by either party if the transaction is not completed under certain circumstances.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

An Information Circular detailing the Plan is anticipated to be mailed to Dynamic shareholders in August 2005 and Dynamic’s shareholders will be asked to approve the Plan at a special meeting expected to be held in September 2005, with closing to follow shortly thereafter.

Impact of the Transaction on Dynamic Shareholders

Dynamic’s management and board of directors believe that the transaction will enhance value for their shareholders by providing the following strategic and financial benefits:

     A cash payment to shareholders of C$1.71 per share; and
     For each Dynamic share held at closing, shareholders will receive one share of Shellbridge, a newly-formed company with existing assets and upside exploration potential.

Attributes of Shellbridge

     Experienced and motivated management team;
     Initial net asset value (NAV) of $30.9 million;
     Total proved plus probable reserves estimate of 2.4 mmboe;
     Established initial production base of 900 boe/d;
     Initial commodity mix – 80% heavy crude oil, 20% natural gas;
     Large land position (190,716 gross acres; 92,515 net) – 90% undeveloped, 71% in northeastern B.C.
     High working interest on operated properties;
     Large inventory of drilling opportunities – 15 in Saskatchewan and 10 in British Columbia; and
     Large 3D seismic database.

Shellbridge’s management will consist of key senior members of the current Dynamic management team, led by Wayne Babcock. Mr. Babcock, who founded Dynamic and who has spearheaded Dynamic’s growth over the past 25 years, will assume the role of President and CEO of Shellbridge. The other senior executive roles will be assumed by Don Umbach, Vice President and COO, Mike Bardell, CFO, and David Grohs, Vice President, Production. The Board of Directors of Shellbridge will be comprised of five members of the current Dynamic board, including three independent directors and two directors from management.

Shellbridge will operate 80% of its production base and own an average working interest of 54% in 127,184 gross acres in three core properties at Cypress and Orion, British Columbia and Mantario East, Saskatchewan. The balance of Shellbridge’s acreage is located in the Fraser Valley, British Columbia and southwestern Saskatchewan.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

At Cypress and Orion, Shellbridge will own a significant seismic database from which an inventory of ten exploration and development drilling locations has already been identified. Target formations, all of which are natural gas, are Baldonnel, Halfway and Charlie Lake at Cypress, and Jean Marie, Bluesky and Slave Point at Orion. At Mantario East, Shellbridge will have an inventory of 15 development drilling locations targeting Basal Manville heavy crude oil. In addition, Shellbridge expects to complete a facilities upgrade at Mantario, engineered to handle up to 2,500 barrels of heavy oil per day.

Daily average production of Shellbridge at closing is expected to be approximately 1.0 mmcf/d of natural gas from the Cypress/Chowade area and 750 bbls/d of heavy crude oil from the Mantario East area, for a total of 900 boe/d. Independent reserve estimates by Sproule attribute proved plus probable reserves of 4.1 billion cubic feet of natural gas and 1,700 mbbls of heavy crude oil (a total of 2,400 mboe). The pre-tax net present value discounted 10% of these reserves, accompanied by land, seismic and working capital is estimated to be at C$30.9 million.

Shellbridge is expected to have working capital in excess of C$6.0 million after completion of a planned private placement of C$4.0 million, which is expected to close concurrently with completion of the Plan. The 10% net asset value of Shellbridge at closing will be approximately C$1.20 per share. After giving effect to the planned private placement and the Plan, it is estimated that Shellbridge will have approximately 29 million shares outstanding and no bank debt.

Orion Securities Inc. is acting as financial advisor to Dynamic. Peters & Co. Limited has provided the Board of Directors of Dynamic with a fairness opinion stating, subject to review of the final form of the documents giving effect to the Transaction, that the consideration to be received by the shareholders of Dynamic pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Dynamic.

Dynamic will be hosting a conference call to discuss the transaction on Thursday, July 21, 2005 at 12:00 p.m. Mountain Time (2:00 p.m. Eastern). To participate, please call 1-888-280-8349. A recording of the call will be available until July 25, 2005 by calling 1-888-631-6903 and entering confirmation number 7763 followed by the number sign.

Dynamic is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic’s common shares trade on the Toronto Stock Exchange under the symbol "DOL” and on the NASDAQ under the symbol “DYOLF”.

Sequoia is a growth-orientated oil and natural gas trust with a high quality, diversified asset base. Sequoia’s units commenced trading on the Toronto Stock Exchange under the symbol "SQE.UN" on April 26, 2005.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

As of the closing, the Shellbridge shares will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. At time of issuance, the Shellbridge shares will not be listed on an exchange or traded in the over-the-counter market in the United States.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include statements regarding anticipated benefits of the Plan, as well as anticipated future revenues. These statements are based on our respective managements’ current expectations, certain assumptions and currently available information. There are a number of risks and uncertainties that could cause actual results to differ materially from those presented. For example, we may be unable to obtain Dynamic shareholder, judicial, regulatory or stock exchange approval required for the Plan. Additional risks and uncertainties related to the Plan will be outlined in the Information Circular that will be mailed to Dynamic’s shareholders and will be filed with Canadian regulators which will be available at www.sedar.com. The companies undertake no obligation to publicly update their forward-looking statements, whether as a result of market or industry changes, new information, or future events.

Shareholders and investors are urged to carefully read the documents regarding the Plan when they become available because they will contain important information on which to base their investment decision.

For further information:

Dynamic Oil & Gas, Inc.
Wayne J. Babcock, President & Chief Executive Officer
Telephone: (604) 214-0550
E-mail: infodynamics@dynamicoil.com
Website: www. dynamicoil.com

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com